LINUX GOLD CORP. ANNOUNCES AN AGREEMENT WITH KHANDAKER PARTNERS & CO., N.Y. TO PROVIDE VALUATION RESEARCH COVERAGE

For Immediate Release: June 28, 2006, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) is pleased to announce that Khandaker Partners, a New-York City based independent research and advisory firm specializing in Mid/Small cap emerging growth companies, has prepared an independent valuation report on the Company.

The report can be accessed online at http://www.linuxgoldcorp.com/khandakerreport_062706.pdf or at http://www.khandaker.com. Further, copies of the report can be obtained by emailing rripatti@khandaker.com.

About Khandaker Partners & Co.

Khandaker Partners & Co. was commissioned for a fee by the Company for enrollment into one-year micro-cap research portfolio to support the various research activities. Khandaker Partners & Co (www.khandakerpartners.com) is an independent research and advisory firm specializing in Mid/Small cap emerging growth companies. Khandaker Partners & Co. identifies firms with substantial near term and long term growth opportunities and who are positioned to outperform both their peers and the market at large.

ABOUT LINUX GOLD CORP.

In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska. See news release dated October 26, 2005 for details.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has an option on certain mineral exploration rights for the Bo Luo Nuo Gold Mine in Hebei Province, People’s Republic of China.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
Contact: John Robertson
President
Tel. 800-665-4616

Contact: Business Office
800-665-4616
or
877-549-GOLD (4653)

Forward-Looking Statements

This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We use words such as "anticipate," "believe," "expect," "future," "intend," "plan," and similar expressions to identify forward-looking statements. Forward-looking statements include, without limitation, our ability to increase income streams, to grow revenue and earnings, and to obtain additional cord blood banking revenue streams. These statements are only predictions and are subject to certain risks, uncertainties and assumptions, which are identified and described in the Company's public filings with the Securities and Exchange Commission.